EXHIBIT 99.1

Western Appoints Director

VANCOUVER, British Columbia, April 04, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) is pleased to announce that Ms. Tara Christie has been appointed to Western’s Board of Directors, effective April 3, 2019.

Ms. Christie has over 20 years’ experience in the exploration and mining business. Currently the President and CEO of Banyan Gold Corp, Ms. Christie serves on the boards of Constantine Metal Resources Ltd and Klondike Gold Corp. She was formerly the President of privately owned Gimlex Gold Mines Ltd., one the Yukon's largest placer mining operations. Ms. Christie has been a board member of the Prospectors & Developers Association of Canada (PDAC), the Association for Mineral Exploration of British Columbia (AMEBC) and other industry associations and was a founding board member of the Yukon Environmental and Socio-Economic Assessment Board. She is active in non-profits and charities, including being President of a registered charity “Every Student, Every Day” that works to improve attendance in Yukon schools.

Ms. Christie has B.Sc. and M.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President & CEO

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com